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                                                     SEC FILE NUMBER
                                                        000-54403
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                                                      CUSIP NUMBER

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      FORM
                                     12b-25

                          NOTIFICATION OF LATE FILING


(Check one): [_]Form 10-K   [_]  Form 20-F  [_]  Form 11-K   [X]  Form 10-Q
             [_]  Form 10-D [_]  Form N-SAR [_]  Form N-CSR

             For Period Ended:  September 30, 2013
                                ------------------
             [_] Transition Report on Form 10-K

             [_] Transition Report on Form 20-F

             [_] Transition Report on Form 11-K

             [_] Transition Report on Form 10-Q

             [_] Transition Report on Form N-SAR

             For the Transition Period Ended:

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         Read Instruction (on back page) Before Preparing Form. Please
    Print or Type. Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

POWERSTORM CAPITAL CORP.
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Full Name of Registrant


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Former Name if Applicable


2321 Rosecrans Avenue, Suite 4265
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Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

POWERSTORM CAPITAL CORP. (the "Registrant") was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the "Quarterly Report") by the November 14, 2013 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended September 30, 2013 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                        (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Michel Freni                (310)                 297-6807
      -----------------------     ----------------    ------------------------
             (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes[X] No [_]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [_] No[X]


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            POWERSTORM CAPITAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2013                    By: /s/ Michel Freni
                                               ---------------------------------
                                               Michel FreniCEO